TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED
MAY 31, 2014

(Unaudited - Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s auditors have not performed a review of these condensed consolidated interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

	Notes	May 31, 2014 $	August 31, 2013 $
ASSETS
Current assets
Cash		7,572,179	5,601,492
Amounts receivable		31,933	13,444
GST/VAT receivables		57,228	56,240
Prepaids		96,939	69,302
Total current assets		7,758,279	5,740,478
Non-current assets
Investments	5	22,274	24,805
Property, plant and equipment	6	141,183	175,485
Exploration and evaluation assets	7	9,517,263	7,883,939
Bond deposit		31,819	31,646
Total non-current assets		9,712,539	8,115,875
TOTAL ASSETS		17,470,818	13,856,353
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		598,128	645,492
TOTAL LIABILITIES		598,128	645,492
SHAREHOLDERS’ EQUITY
Share capital		25,933,774	20,299,802
Share-based payments reserve		9,093,696	9,056,102
Deficit		(18,024,627)	(16,034,024)
Accumulated other comprehensive loss		(130,153)	(111,019)
TOTAL SHAREHOLDERS’ EQUITY		16,872,690	13,210,861
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		17,470,818	13,856,353

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on July 11, 2014 and are signed on its behalf by:

/s/ Mark Saxon Mark Saxon Director	/s/ Nick DeMare Nick DeMare Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

		Three Months Ended		Nine Months Ended
	Note	May 31, 2014 $	May 31, 2013 $ (Note 3)	May 31, 2014 $	May 31, 2013 $ (Note 3)
Expenses
Accounting and administration	9(b)(ii)	27,374	28,949	104,013	96,359
Audit		-	-	51,117	33,650
Corporate development		51,277	30,720	126,485	106,627
Depreciation	6	13,778	13,522	40,857	42,707
General exploration		(9,537)	20,948	9,142	68,462
Insurance		22,837	25,204	69,693	77,123
Investor relations		-	-	-	10,500
Legal		8,790	27,359	231,603	72,392
Management fees	9(a)	40,500	40,500	121,500	121,500
Office		47,690	19,942	109,180	87,512
Professional fees	9	105,313	141,274	366,157	515,207
Regulatory fees		17,898	15,508	54,802	48,048
Rent		11,483	13,906	36,827	45,263
Salaries and benefits		93,841	66,942	272,304	230,962
Shareholder costs		18,270	12,073	23,646	28,193
Share-based compensation	8(d)	82,000	51,250	225,200	654,705
Transfer agent		14,619	15,021	21,048	21,019
Travel		31,950	52,896	119,390	153,818
		578,083	576,014	1,982,964	2,414,047
Loss before other items		(578,083)	(576,014)	(1,982,964)	(2,414,047)
Other items
Gain on sale of property, plant and equipment		-	-	-	1,921
Impairment of exploration and evaluation assets	7	(37,631)	(2,591)	(44,230)	(17,074)
Interest income		25,993	32,691	60,854	76,242
Foreign exchange		(22,075)	(7,961)	(24,263)	14,041
		(33,713)	22,139	(7,639)	75,130
Net loss for the period		(611,796)	(553,875)	(1,990,603)	(2,338,917)
Other comprehensive loss		(10,141)	(3,129)	(19,134)	(28,257)
Comprehensive loss for the period		(621,937)	(557,004)	(2,009,737)	(2,367,174)
Basic and diluted loss per common share		(0.01)	(0.01)	(0.03)	(0.04)
Weighted average number of common shares outstanding		65,739,508	60,777,649	62,780,459	60,435,982

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in Canadian Dollars)

	Nine Months Ended May 31, 2014
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at September 1, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	13,210,861
Common shares issued for:
Cash - private placement	4,919,940	5,411,934	-	-	-	5,411,934
Cash - exercise of share options	285,000	351,000	-	-	-	351,000
Exploration and evaluation assets	86,000	104,420	-	-	-	104,420
Share issue costs	-	(620,282)	-	-	-	(620,282)
Share-based compensation on share options	-	-	225,200	-	-	225,200
Share-based compensation on finder’s option	-	-	189,222	-	-	189,222
Share-based compensation on finders’ warrants			10,072	-	-	10,072
Transfer on exercise of share options		386,900	(386,900)	-	-	-
Unrealized loss on investments	-	-	-	-	(19,134)	(19,134)
Net loss for the period	-	-	-	(1,990,603)	-	(1,990,603)
Balance at May 31, 2014	66,141,922	25,933,774	9,093,696	(18,024,627)	(130,153)	16,872,690

	Nine Months Ended May 31, 2013
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at September 1, 2012 (Note 3)	59,570,982	19,808,552	8,565,897	(12,552,782)	(54,962)	15,766,705
Common shares issued for:
Cash - exercise of share options	1,250,000	301,250	-	-	-	301,250
Exploration and evaluation assets	30,000	25,500				25,500
Share-based compensation on share options	-	-	654,705	-	-	654,705
Transfer on exercise of share options	-	164,500	(164,500)	-	-	-
Unrealized loss on investment	-	-	-	-	(28,257)	(28,257)
Net loss for the period	-	-	-	(2,338,917)	-	(2,338,917)
Balance at May 31, 2013 (Note 3)	60,850,982	20,299,802	9,056,102	(14,891,699)	(83,219)	(14,380,986)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Nine Months Ended
	May 31, 2014 $	May 31, 2013 $ (Note 3)
Operating activities
Net loss for the period	(1,990,603)	(2,338,917)
Adjustments for:
Depreciation	40,857	42,707
Share-based compensation	225,200	654,705
Impairment of exploration and evaluation assets	44,230	17,074
Gain on sale of property, plant and equipment	-	(1,921)
	(1,680,316)	(1,626,352)
Changes in non-cash working capital items:
Decrease (increase) in amounts receivable	(18,489)	33,231
Decrease (increase) in GST/VAT receivables	(988)	100,877
Increase in prepaids	(27,637)	(28,767)
Decrease in accounts payable and accrued liabilities	(78,490)	(485,629)
	(125,604)	(380,288)
Net cash used in operating activities	(1,805,920)	(2,006,640)
Investing activities
Proceeds on sale of property, plant and equipment	-	25,545
Additions to exploration and evaluation assets	(1,542,008)	(1,585,324)
Additions to property, plant and equipment	(6,555)	-
Increase in bond deposit	(173)	(20,138)
Increase in investments	(16,603)	-
Net cash used in investing activities	(1,565,339)	(1,579,917)
Financing activities
Issuance of common shares	5,762,934	301,250
Share issue costs	(420,988)	-
Net cash provided by financing activities	5,341,946	301,250
Net change in cash	1,970,687	(3,285,307)
Cash at beginning of period	5,601,492	9,778,040
Cash at end of period	7,572,179	6,492,733

Supplemental cash flow information - see Note 12

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

1.	Nature of Operations

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company’s common shares are listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “TSM” and on the New York Stock Exchange Market (“NYSE MKT”), under the symbol “TAS”.  The Company’s head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests in Scandinavia.  As at May 31, 2014 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net acquisition costs to date, less amounts written off, and do not necessarily represent present or future values.

As at May 31, 2014 the Company had working capital of $7,160,151.  These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months, the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

See also Note 13.

2.	Basis of Preparation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).  These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.  The accounting policies followed in these condensed consolidated interim financial statements are consistent with those applied in the Company’s consolidated financial statements for the year ended August 31, 2013.

Basis of Presentation

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

3.	Change in Accounting Policy

During fiscal 2013 the Company changed its accounting policy with respect to exploration and evaluation expenditures.  In prior years the Company’s policy was to expense mineral exploration and development costs as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development are obtained.  The Company has elected to change this accounting policy to now capitalize by property all costs relating to the exploration and evaluation of mineral properties classified as exploration and evaluation assets, effective with the presentation of these consolidated financial statements, on a retrospective basis.

The effects of the change in accounting policy related to the Company’s exploration and evaluation assets are as follows:

Reconciliation of Statements of Financial Position

	As at September 1, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
ASSETS
Current assets
Cash	9,778,040	-	9,778,040
Amounts receivable	44,581	-	44,581
GST/VAT receivables	158,271	-	158,271
Prepaids	69,929	-	69,929
Total current assets	10,050,821	-	10,050,821
Non-current assets
Investment	80,862	-	80,862
Property, plant and equipment	255,338	-	255,338
Exploration and evaluation assets	214,297	5,944,868	6,159,165
Bond deposit	3,496	-	3,496
Total non-current assets	553,993	5,944,868	6,498,861
TOTAL ASSETS	10,604,814	5,944,868	16,549,682
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	782,977	-	782,977
TOTAL LIABILITIES	782,977	-	782,977
SHAREHOLDERS’ EQUITY
Share capital	19,808,552	-	19,808,552
Share-based payments reserve	8,565,897	-	8,565,897
Deficit	(18,497,650)	5,944,868	(12,552,782)
Accumulated other comprehensive loss	(54,962)	-	(54,962)
TOTAL SHAREHOLDERS’ EQUITY	9,821,837	5,944,868	15,766,705
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,604,814	5,944,868	16,549,682

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

3.	Change in Accounting Policy (continued)

	As at May 31, 2013
	As previously reported $	Effect of change in accounting policy $	As restated $
ASSETS
Current assets
Cash	6,492,733	-	6,492,733
Amounts receivable	11,350	-	11,350
GST/VAT receivables	57,394	-	57,394
Prepaids	98,696	-	98,696
Total current assets	6,660,173	-	6,660,173
Non-current assets
Investment	52,605	-	52,605
Property, plant and equipment	189,007	-	189,007
Exploration and evaluation assets	239,561	7,634,587	7,874,148
Bond deposit	23,634	-	23,634
Total non-current assets	504,807	7,634,587	8,139,394
TOTAL ASSETS	7,164,980	7,634,587	14,799,567
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	418,581	-	418,581
TOTAL LIABILITIES	418,581	-	418,581
SHAREHOLDERS’ EQUITY
Share capital	20,299,802	-	20,299,802
Share-based payments reserve	9,056,102	-	9,056,102
Deficit	(22,526,286)	7,634,587	(14,891,699)
Accumulated other comprehensive loss	(83,219)	-	(83,219)
TOTAL SHAREHOLDERS’ EQUITY	6,746,399	7,634,587	14,380,986
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,164,980	7,634,587	14,799,567

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

3.	Change in Accounting Policy (continued)

Reconciliation of Statements of Comprehensive Loss

	Three Months Ended May 31, 2013			Nine Months Ended May 31, 2013
	As previously reported $	Effect of change in accounting policy $	As restated $	As previously reported $	Effect of change in accounting policy $	As restated $
Mineral exploration costs	485,228	(485,228)	-	1,689,719	(1,689,719)	-
Expenses
Accounting and administration	28,949	-	28,949	96,359	-	96,359
Audit	-	-	-	33,650	-	33,650
Corporate development	30,720	-	30,720	106,627	-	106,627
Depreciation	13,522	-	13,522	42,707	-	42,707
General exploration	20,948	-	20,948	68,462	-	68,462
Insurance	25,204	-	25,204	77,123	-	77,123
Investor relations	-	-	-	10,500	-	10,500
Legal	27,359	-	27,359	72,392	-	72,392
Management fees	40,500	-	40,500	121,500	-	121,500
Office	19,942	-	19,942	87,512	-	87,512
Professional fees	141,274	-	141,274	515,207	-	515,207
Regulatory fees	15,508	-	15,508	48,048	-	48,048
Rent	13,906	-	13,906	45,263	-	45,263
Salaries and benefits	66,942	-	66,942	230,962	-	230,962
Shareholder costs	12,073	-	12,073	28,193	-	28,193
Share-based compensation	51,250	-	51,250	654,705	-	654,705
Transfer agent	15,021	-	15,021	21,019	-	21,019
Travel	52,896	-	52,896	153,818	-	153,818
	576,014	-	576,014	2,414,047	-	2,414,047
Loss before other items	(1,061,242)	485,228	(576,014)	(4,103,766)	1,689,719	(2,414,047)
Other items
Gain on sale of property, plant and equipment	-	-	-	1,921	-	1,921
Impairment of exploration and evaluations assets	(2,591)	-	(2,591)	(17,074)	-	(17,074)
Interest income	32,691	-	32,691	76,242	-	76,242
Foreign exchange	(7,961)	-	(7,961)	14,041	-	14,041
	22,139	-	22,139	75,130	-	75,130
Net loss for the period	(1,039,103)	485,228	(553,875)	(4,028,636)	1,689,719	(2,338,917)
Other comprehensive loss	(3,129)		(3,129)	(28,257)		(28,257)
Comprehensive loss for the period	(1,042,232)	485,228	(557,004)	(4,056,893)	1,689,719	(2,367,174)
Basic and diluted loss per common share	(0.02)		(0.01)	(0.07)		(0.04)
Weighted average number of common shares outstanding	60,777,649		60,777,649	60,435,982		60,435,982

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

3.	Change in Accounting Policy (continued)

Reconciliation of Statement of Cash Flows

	Nine Months Ended May 31, 2013
	As previously reported $	Effect of change in accounting policy $	As restated $
Operating activities
Net loss for the period	(4,028,636)	1,689,719	(2,338,917)
Adjustments for:
Depreciation	42,707	-	42,707
Share-based compensation	654,705	-	654,705
Impairment of exploration and evaluation assets	17,074		17,074
Gain on sale of property and equipment	(1,921)	-	(1,921)
	(3,316,071)	1,689,719	(1,626,352)
Changes in non-cash working capital items:
Decrease in amounts receivable	33,231	-	33,231
Decrease in GST/VAT receivables	100,877	-	100,877
Increase in prepaids	(28,767)	-	(28,767)
Decrease in accounts payable and accrued liabilities	(364,396)	(121,233)	(485,629)
	(259,055)	(121,233)	(380,288)
Net cash used in operating activities	(3,575,126)	1,568,486	(2,006,640)
Investing activities
Proceeds on sale of property, plant and equipment	25,545		25,545
Additions to exploration and evaluation assets	(16,838)	(1,568,486)	(1,585,324)
Increase in bond deposit	(20,138)		(20,138)
Net cash provided by (used in) investing activities	(11,431)	(1,568,486)	(1,579,917)
Financing activity
Issuance of common shares	301,250	-	301,250
Net cash provided by financing activity	301,250	-	301,250
Net change in cash	(3,285,307)	-	(3,285,307)
Cash at beginning of period	9,778,040	-	9,778,040
Cash at end of period	6,492,733	-	6,492,733

4.           Significant Accounting Policy

The preparation of financial data is based on accounting principles and practices consistent with those to be used in the preparation of the audited annual consolidated financial statements as at August 31, 2013.  The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2013.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

5.	Investments
	May 31, 2014
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Hannans Reward Limited (“Hannans”)	2,647,059	135,824	(122,469)	13,355
Thomson Resources Ltd. (“Thomson”)	600,000	16,603	(7,684)	8,919
		152,427	(130,153)	22,274

	August 31, 2013
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $

Hannans	2,647,059	135,824	(111,019)	24,805

(a)
The Company had received common shares of Hannans, a public company listed on the Australian Stock Exchange, from the option of certain of its iron ore properties, as described in Note 7(b)(i).  As at May 31, 2014 the quoted market value of the Hannans shares was $13,355.

(b)
During the nine months ended May 31, 2014 the Company received common shares of Thomson, a public company listed on the Australian Stock Exchange on sale of exploration data.  As at May 31, 2014 the quoted market value of the Thomson shares was $8,919.

6.           Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2012	18,032	19,767	98,081	166,689	302,569
Disposal	-	-	-	(32,214)	(32,214)
Balance at August 31, 2013	18,032	19,767	98,081	134,475	270,355
Addition	-	-	6,555	-	6,555
Balance at May 31, 2014	18,032	19,767	104,636	134,475	276,910
Accumulated Depreciation:
Balance at August 31, 2012	(5,035)	(3,201)	(13,822)	(25,173)	(47,231)
Depreciation	(3,507)	(3,842)	(20,265)	(28,615)	(56,229)
Disposal	-	-	-	8,590	8,590
Balance at August 31, 2013	(8,542)	(7,043)	(34,087)	(45,198)	(94,870)

Depreciation	(2,624)	(2,875)	(15,546)	(19,812)	(40,857)
Balance at May 31, 2014	(11,166)	(9,918)	(49,633)	(65,010)	(135,727)

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

6.           Property, Plant and Equipment (continued)

Carrying Value:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2013	9,490	12,724	63,994	89,277	175,485
Balance at May 31, 2014	6,866	9,849	55,003	69,465	141,183

7.	Exploration and Evaluation Assets

	May 31, 2014
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	92,682	8,540,415	8,633,097
Olserum	143,231	564,930	708,161
Other	15,960	4,758	20,718
Other Properties	115,147	40,140	155,287
	367,020	9,150,243	9,517,263

	August 31, 2013
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	23,045	7,179,904	7,202,949
Olserum	124,846	488,336	613,182
Other	49,088	15,860	64,948
Other Properties	2,406	454	2,860
	199,385	7,684,554	7,883,939

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

7.           Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties				Other
	Norra Kärr $	Otanmaki $	Olserum $	Other $	Properties $	Total $
Balance at August 31, 2012	5,312,704	340,766	316,137	186,698	2,860	6,159,165
Exploration costs
Consulting	400,543	-	186,511	-	-	587,054
Core cutting	13,837	-	-	-	-	13,837
Database	3,707	-	3,698	-	-	7,405
Drilling	74,950	-	-	-	-	74,950
Exploration site	21,779	-	119	-	-	21,898
Fuel	1,253	-	668	-	-	1,921
Geochemical	385,093	-	35,306	-	-	420,399
Geological	92,398	-	31,511	-	-	123,909
Maps	-	-	-	1,920	-	1,920
Metallurgical consulting	21,152	-	-	-	-	21,152
Metallurgical testing	692,637	-	-	-	-	692,637
Preliminary economic assessment	27,559	-	-	-	-	27,559
Pre-feasibility study	117,594	-	-	-	-	117,594
Salaries	13,486	-	-	-	-	13,486
Sample preparation	-	-	17,791	-	-	17,791
Travel	24,257	-	83	-	-	24,340
	1,890,245	-	275,687	1,920	-	2,167,852
Acquisition costs
Mining rights	-	-	21,358	33,678	-	55,036
Impairment	-	(340,766)	-	(157,348)	-	(498,114)
Balance at August 31, 2013	7,202,949	-	613,182	64,948	2,860	7,883,939
Exploration costs
Consulting	350,923	-	64,945	-	34,963	450,831
Exploration site	16,823	-	6,465	-	868	24,146
Geochemical	38,223	-	1,954	-	3,865	44,042
Geological	232,418	-	-	-	-	232,418
Metallurgical testing	468,395	-	-	-	-	468,395
Pre-feasibility study	188,431	-	-	-	-	188,431
Surface rights	54,016	-	-	-	-	54,016
Travel	11,282	-	3,230	-	-	14,512
	1,360,511	-	76,594	-	39,686	1,476,791
Acquisition costs
Mining rights	16,717	-	18,385	-	16,241	51,343
Issuance of common shares	52,920	-	-	-	51,500	104,420
Acquisition	-	-	-	-	45,000	45,000
	69,637	-	18,385	-	112,741	200,763
Impairment	-	-	-	(44,230)	-	(44,230)
Balance at May 31, 2014	8,633,097	-	708,161	20,718	155,287	9,517,263

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims and a mining lease located in southern Sweden.

During the nine months ended May 31, 2014 the Company entered into an agreement to acquire certain surface access rights to the Norra Kärr property, whereby the Company issued 36,000 common shares of the Company at a fair value of $52,920.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

7.           Exploration and Evaluation Assets (continued)

Olserum

During fiscal 2012 the Company acquired a 100 % interest in the Olserum property, comprising one claim, in southern Sweden.  The Olserum property was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for a total consideration of 37,746 common shares of the Company issued at an estimated fair value of $95,120.  The Company subsequently staked a further five claims surrounding the Olserum property.

Other

During the nine months ended May 31, 2014 the Company relinquished certain exploration claims in Sweden and recorded an impairment charge of $44,230 to exploration and evaluation assets.

As at May 31, 2014 the Company has 17 exploration claims and one mining lease in Sweden.

(b)	Other Properties

(i)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the “Iron Ore Claims”) in Sweden.  Hannans has earned a 75% interest in the Iron Ore Claims and may earn a further 15% interest by funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including spending a minimum of AUS $100,000 per annum.

(ii)	Tungsten Properties

On October 7, 2013 the Company entered into a letter agreement with Tumi Resources Ltd. (“Tumi”) and acquired a 100% interest in seven exploration licenses (the “Tungsten Projects”) located in south-central Sweden by paying $45,000 cash and issuing 50,000 common shares of the Company at a fair value of $51,500.  A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects.  Tumi has two common directors.

8.	Share Capital

(a)           Authorized Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)	Reconciliation of Changes in Share Capital

(i)
In February 2014 the Company completed the first tranche of a private placement of 3,875,863 units at a price of $1.10 per unit for gross proceeds of $4,263,449.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before February 11, 2017.  The Company paid a finders’ fee of $168,735 cash and issued finders’ warrants which entitled the holder to purchase 15,495 common shares at a price of $1.50 per share on or before February 11, 2017.  The fair value of the finders’ warrants, estimated using the Black-Scholes option pricing model, is $10,072.  The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

8.	Share Capital (continued)

The Company also issued 192,000 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement.  The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $124,800.  The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

In May 2014 the Company completed the final tranche of its private placement and issued 1,044,077 units as a price of $1.10 per unit for gross proceeds of $1,148,485.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before March 31, 2017.  The Company paid a finder’s fee of $80,009 cash and issued 103,907 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement.  The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $64,422.  The assumptions used were: a risk-free interest rate of 1.26%; an estimated volatility of 87%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

The Company incurred $172,244 for legal and filing fees associated with this private placement.

Directors and officers of the Company purchased 83,000 units of this private placement.

See also Note 7(b)(ii).

(ii)	No equity financings were conducted by the Company during fiscal 2013.

(c)	Warrants

A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at May 31, 2014 and 2013 and the changes for the nine months ended on those dates is as follows:

	2014		2013
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	2,090,667	1.85	2,177,607	1.85
Issued	4,935,435	1.50	-	-
Expired	(2,090,667)	1.85	(86,940)	1.85
Balance, end of period	4,935,435	1.50	2,090,667	1.85

The following table summarizes information about the number of common shares reserved pursuant to the Company’s warrants outstanding and exercisable at May 31, 2014:

Number Outstanding	Exercise Price $	Expiry Date
3,891,358	1.50	February 11, 2017
1,044,077	1.50	March 31, 2017
4,935,435

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

8.	Share Capital (continued)

(d)           Share Option Plan

The Company has established a rolling share option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During the nine months ended May 31, 2014 the Company granted 360,000 (2013 - 230,000) share options and recorded compensation expense of $225,200 (2013 - $154,000).  In addition, the Company recorded $nil (2013 - $9,475) compensation expense on share options previously granted which had vested during the period.

The fair value of share options granted and/or vested during the nine months ended May 31, 2014 and 2013 is estimated using the Black-Scholes option pricing model using the following assumptions:
	2014	2013
Risk-free interest rate	1.26% - 1.46%	1.09% - 1.26%
Estimated volatility	87% - 96%	86% - 130%
Expected life	3 years	2 years - 3 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The weighted average fair value of all share options granted and/or vested during the nine months ended May 31, 2014 was $0.63 (2013 - $0.67) per option.

During the nine months ended May 31, 2013 the Company re-priced 1,706,500 share options previously granted, from original exercise prices ranging from $2.13 to $4.22 per share, to a revised exercise price of $1.40 per share.  The fair value of the re-priced share options have been estimated using the Black-Scholes option pricing model.  The assumptions used were:  risk-free interest rate of 1.09% - 1.22%;  estimated volatility of 91% - 103%;  expected life of 1.25 years to 2.46 years;  expected dividend yield of 0%;  and estimated forfeiture rate of 0%.  The value assigned to the re-pricing of the share options was $491,230.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s share options.

A summary of the Company’s share options at May 31, 2014 and 2013 and the changes for the nine months ended on those dates is presented below:

	2014		2013
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	3,781,500	2.01	5,181,500	2.09
Granted	360,000	0.85	230,000	0.96
Exercised	(285,000)	1.23	(1,250,000)	0.24
Expired	(1,011,500)	1.91	(380,000)	2.32
Balance, end of period	2,845,000	1.99	3,781,500	2.01

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

8.	Share Capital (continued)

The following table summarizes information about the share options outstanding and exercisable at May 31, 2014:

Number Outstanding	Exercise Price $	Expiry Date
100,000	1.40	July 15, 2014
100,000	4.22	July 15, 2014
50,000	3.20	August 9, 2014
60,000	1.40	August 22, 2014
100,000	3.37	September 13, 2014
275,000	1.40	December 6, 2014
250,000	1.40	January 9, 2015
445,000	2.13	January 9, 2015
700,000	2.70	January 9, 2015
50,000	1.40	February 27, 2015
200,000	1.87	May 3, 2015
50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
125,000	0.66	April 12, 2016
60,000	0.65	September 2, 2016
85,000	0.76	September 23, 2016
40,000	0.95	January 3, 2017
100,000	1.47	April 7, 2017
2,845,000

(e)           Escrow Shares

As at May 31, 2014, 91,745 common shares are held in escrow.

9.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During the nine months ended May 31, 2014 and 2013 the following amounts were incurred with respect to the Company’s executive officers, comprising the President, Vice-President of Corporate Development (“VPCD”) and Chief Financial Officer (“CFO”):

	2014	2013
	$	$

Management fees	121,500	121,500
Professional fees	97,500	124,500
Share-based compensation	-	51,250
	219,000	297,250

As at May 31, 2014, $46,000 (2013 - $3,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

9.	Related Party Disclosures (continued)

The Company has a management agreement with the President which provides that, in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $13,500 per month, is payable.  If the termination had occurred on May 31, 2014 the amount payable under the agreement would be $324,000.

(b)           Transactions with Other Related Parties

(i)	During the nine months ended May 31, 2014 and 2013 the following amounts were incurred with respect to the Company’s non-management directors of the Company:

	2014	2013
	$	$

Professional fees	93,000	95,000

As at May 31, 2014, $23,500 (2013 - $16,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(ii)
In addition, during the nine months ended May 31, 2014 the Company incurred a total of $49,300 (2013 - $38,100) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and $3,015 (2013 - $3,470) for rent.  As at May 31, 2014, $5,135 (2013 - $3,335) remained unpaid and has been included in accounts payable and accrued liabilities.

(c)
During the nine months ended May 31, 2014 the Company incurred $21,650 (2013 - $16,977) for shared administration costs with public companies with common directors and officers.  As at May 31, 2014, $4,100 (2013 - $3,470) of the amount remained unpaid and has been included in accounts payable and accrued liabilities.

(d)
During the nine months ended May 31, 2014 the Company recorded a recovery of $37,252 (2013 - $73,207) for shared office personnel and costs from public companies with common directors and officers.  As at May 31, 2014, $3,645 (2013 - $nil) of the amount remained outstanding and has been included in amounts receivable.

(e)	See also Notes 7(b)(ii) and 8(b)(i).

10.           Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company’s total assets are segmented geographically as follows:

	May 31, 2014
	Canada $	Scandinavia $	Total $
Current assets	7,507,752	250,527	7,758,279
Investments	22,274	-	22,274
Property, plant and equipment	-	141,183	141,183
Exploration and evaluation assets	-	9,517,263	9,517,263
Bond deposit	-	31,819	31,819
	7,530,026	9,940,792	17,470,818

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

10.           Segmented Information (continued)

	August 31, 2013
	Canada $	Scandinavia $	Total $
Current assets	5,518,107	222,371	5,740,478
Investment	24,805	-	24,805
Property, plant and equipment	-	175,485	175,485
Exploration and evaluation assets	-	7,883,939	7,883,939
Bond deposit	-	31,646	31,646
	5,542,912	8,313,441	13,856,353

11.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following four categories:  FVTPL; held-to-maturity investments; loans and receivables; and available-for-sale.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	May 31, 2014 $	August 31, 2013 $
Cash	FVTPL	7,572,179	5,601,492
Investment	Available-for-sale	22,274	24,805
Amounts receivable	Loans and receivables	31,933	13,444
Accounts payable and accrued liabilities	Other liabilities	(598,128)	(645,492)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company’s cash and investments under the fair value hierarchy are measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

	Contractual Maturity Analysis at May 31, 2014
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	7,572,179	-	-	-	7,572,179
Investment	-	-	22,274	-	22,274
Amounts receivable	31,933	-	-	-	31,933
Accounts payable and accrued liabilities	(598,128)	-	-	-	(598,128)

	Contractual Maturity Analysis at August 31, 2013
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	5,601,492	-	-	-	5,601,492
Investment	-	-	24,805	-	24,805
Amounts receivable	13,444	-	-	-	13,444
Accounts payable and accrued liabilities	(645,492)	-	-	-	(645,492)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors (“SEK”).  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At May 31, 2014, 1 Canadian Dollar was equal to 6.17 SEK.

Balances are as follows:
	Swedish Kronors	CDN $ Equivalent
Cash	1,038,079	168,246
Amounts receivable	397,780	64,470
Accounts payable and accrued liabilities	(2,202,624)	(356,989)
	(766,765)	(124,273)

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2014
(Unaudited - Expressed in Canadian Dollars)

11.           Financial Instruments and Risk Management (continued)

Based on the net exposures as of May 31, 2014 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the SEK would result in the Company’s net loss to be approximately $11,000 higher (or lower).

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

12.           Supplemental Cash Flow Information

During the nine months ended May 31, 2014 and 2013 non-cash activities were conducted by the Company as follows:

	2014	2013
	$	$

Operating activity
Increase in accounts payable and accrued liabilities	215,688	-
Financing activities
Issuance of common shares	386,900	190,000
Share issue costs	(199,294)	-
Share-based payments reserve	(187,606)	(164,500)
	-	25,500
Investing activity
Additions to exploration and evaluation assets	(215,688)	(25,500)